January 31, 2008

Mr. Tim Buchmiller

Senior Attorney

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

VIA EDGAR as Correspondence Filing

Re:	Universal Health Services, Inc. (“UHS”) Definitive Proxy Statement filed April 20, 2007. File No. 001-10765.

Dear Mr. Buchmiller:

This letter, which is being filed electronically as a Correspondence filing, is being written in connection with the Staff’s examination of the filing referenced above. Set forth below is our response to the comments and questions included in the Staff’s letter to us dated January 18, 2008. For convenience of reference, each of the Staff’s comments is reproduced below in boldface, followed in each case by the related response.

1.	We note your responses to prior comments 1, 2, 3, 7, 9, 10 and 11. Please confirm that you will include disclosure in the “Compensation Discussion and Analysis” portion of your future filings, as applicable, that reflects the substance of those responses. When you include disclosure that is responsive to prior comment 3, please ensure that it is clear which companies were used as comparator companies for purposes of the various elements of compensation paid or awarded to your named executive officers.

RESPONSE:

We hereby confirm that the Compensation Discussion and Analysis (“CD&A”) of our future proxy filings, beginning with the 2008 Proxy Statement, will include the substance of our responses to the above-noted comments, as included in our response letter dated October 19, 2007. We also confirm that the CD&A included in our future proxy filings will identify the companies used as comparator companies for purposes of the various elements of compensation paid or awarded to our named executives.

2.

We note the additional discussion and analysis in your response to comment 4 of the specific quantitative and qualitative aspects of the business goals and performance objectives to be achieved in order for your named executive officers to earn their incentive compensation. Please confirm that your future filings, to the extent applicable, will include at least as much detail as you have provided in your response to our comment and that you will provide all other information with respect to the business goals and performance objectives that is material to your investors’ understanding of your compensation policies and decisions with respect to your named executive officers. In addition, please provide a more detailed explanation as to why disclosure of the undisclosed business goals and performance objectives, such as the divisional/regional performance criteria, would cause substantial competitive harm. For example, describe for us what information your competitors could derive from such disclosure and how such information could be used to cause substantial competitive harm. Also, please tell us why the disclosure of such information would not be material to your investors’ understanding of your compensation policies and decisions.

RESPONSE:

We hereby confirm that, to the extent applicable, the CD&A of our future filings will include at least as much detail as we have provided in our response to comment 4 as included in our response letter dated October 19, 2007. We also confirm that, to the extent applicable, we will provide all other information with respect to the business goals and performance objectives that is material to our investors’ understanding of our compensation policies and decisions with respect to our named executive officers.

As disclosed in our October 19th response letter, the corporate performance criteria are established annually and the earnings per share from continuing operations (“EPS Target”) component directly correlates to the annual earnings guidance which is typically publicly disclosed by us during the first quarter of each year. The Return on Capital component, which is calculated by dividing our projected consolidated net income target for the year by the projected consolidated average net capital, has not been specifically publicly disclosed by us in the past. However, since the Return on Capital component is based on our consolidated financial statements, and therefore may provide investors with relevant information which can be correlated to our publicly released financial statements, we will plan to disclose this metric in the CD&A of our future proxy filings.

The divisional and regional performance criteria, although not publicly disclosed, are also established annually and represent each division’s/region’s respective portion of the corporate performance criteria. Generally, the regional criteria are comprised of the performance objectives of various facilities, typically grouped on a geographical basis. Unlike the corporate performance criteria, which are based on our consolidated results, we do not publicly disclose financial information for specific facilities or geographic regions unless we’re required to do so pursuant to certain materiality based regulations. As stated in our October 19th response, we believe that disclosure of confidential regional business plan financial objectives could risk our competitive position in key geographic markets in which we operate since it may provide our payors, vendors, labor unions and competitors information about the specific facilities located in certain geographic areas. For example, insurance payors (including health maintenance organizations and other commercial carriers), other vendors (such as medical suppliers, service providers, etc.) and labor unions (if applicable), may use the regional financial information, if publicly disclosed, to adversely impact our ability to enter into future contracts on favorable terms. In addition, competitors may use the information to gain valuable insight into the profitability of certain geographic markets which may harm our current operations and/or the underlying value of our facilities.

In addition, providing additional information with respect to the divisional and regional performance criteria may result in confusion to investors since it will not be apparent how this information correlates to our consolidated financial statements. Although the divisional and regional performance criteria represent each division’s/region’s respective portion of the corporate performance criteria, it excludes certain material components of the corporate performance criteria such as corporate overhead and related costs. The corporate overhead and related costs are included in the annual bonus computations for our named executives that are entirely or partially based on the achievement of the corporate performance criteria (which is based on our consolidated financial statements). However, since these costs are excluded from the divisional and regional performance criteria, the divisional and regional performance projections/results typically aggregate to substantially more than our consolidated projections/results. We believe this may result in substantial confusion to our investors. We do not believe the disclosure of the divisional and regional performance criteria is critical to our investors understanding of our compensation policies and decisions since we do not believe investors can derive meaningful insight into our consolidated operating results from disclosure of this information.

3.	We note your response to prior comment 5. To the extent applicable, please confirm that you will include disclosure in the CD&A portion of your future filings that reflects the substance of that response. In addition, please discuss and analyze how the $5.0 million special bonus granted to Mr. Miller will affect decisions regarding the types of, and amounts paid under, the other elements of his compensation package.

RESPONSE:

We hereby confirm that, to the extent applicable, the CD&A of our future proxy filings will include disclosure that reflects the substance of response to prior comment 5 as contained in our response letter dated October 19, 2007.

With regard to the $5.0 million special bonus granted to Mr. Alan B. Miller in June of 2006, as indicated in our previous response, it was made in connection with his contribution to his alma mater in recognition of The College of William and Mary’s decision to name its new business school building after Mr. Miller. In granting this special bonus, the Compensation Committee considered Mr. Miller’s role as a founder of our company in 1978, his years of dedicated service, his expertise in the hospital management industry and his position as our Chief Executive Officer. This is the first time that we have granted such a bonus to Mr. Miller and, given the special circumstances mentioned above, it is not expected to affect decisions regarding the types of, and amounts paid under, the other elements of his compensation package.

Below is my contact information where I can be reached should the Staff have any questions or require any additional information. Thank you for your cooperation regarding this matter.

Sincerely,

/s/ Steve Filton
Steve Filton
Senior Vice President and Chief Financial Officer
Universal Health Services, Inc.
367 South Gulph Road
King of Prussia, PA 19406
610-768-3319 (telephone)
610-382-3318 (fax) steve.filton@uhsinc.com (email)